Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL OR WOULD REQUIRE REGISTRATION OR ANY OTHER MEASURES.

Stockholm	August 12, 2021

Calliditas Therapeutics intends to carry out a directed share issue

Calliditas Therapeutics AB (publ) (”Calliditas” or the ”Company”) (Nasdaq Stockholm – CALTX; Nasdaq – CALT), a biopharma company focused on identifying, developing and commercializing novel treatments in orphan indications, hereby announces its intention to carry out a directed issue of common shares of approximately SEK 300 million to Swedish and international institutional investors and sector specialist investors (the “Issue”).

The Issue in brief

The Issue is intended to be carried out with deviation from the shareholders’ preferential rights in accordance with the authorization granted by the Annual General Meeting on May 27, 2021. The subscription price and the total number of new shares in the Issue will be determined through an accelerated book building procedure, which will commence immediately following this press release. The completion, pricing and allocation of the new shares is expected to take place before the beginning of trading on Nasdaq Stockholm at 09.00 CEST on August 13, 2021. By establishing the subscription price in the Issue through an accelerated book building procedure, it is the assessment of the Board of Directors that the subscription price will accurately reflect current market conditions and demand. The closing, pricing and allocation in the book building procedure is at the discretion of the Company and may be cancelled at any time. The Company will announce the outcome of the Issue in a subsequent press release after the book building procedure has been completed.

The Company intends to use the net proceeds from the Issue for:

(i)	ongoing clinical development;
(ii)	pre-commercial development in the United States;
(iii)	commercial activities for Nefecon, if approved for marketing by the FDA later this year; and
(iv)	general corporate purposes.

The Company believes that using the flexibility provided by a non-pre-emptive placing is the most appropriate and optimal transaction structure at this time in order to raise capital for the development of ongoing projects in a time and cost-effective manner. Moreover, the Company will further strengthen the shareholder base with Swedish and international institutional investors and sector specialist investors.

In connection with the Issue, the Company has agreed to a lock-up undertaking, with customary exceptions, on future share issuances for a period of 90 days. In addition, members of the Board of Directors and management of Calliditas, who owns shares or warrants, have, in connection with the Issue, agreed not to sell any shares in the Company during a lock-up period of 90 days subject to customary exceptions.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL OR WOULD REQUIRE REGISTRATION OR ANY OTHER MEASURES.

Advisers

In conjunction with the Issue, the Company has engaged Jefferies GmbH, Carnegie Investment Bank AB (publ) and Kempen & Co as Joint Global Coordinators and Joint Bookrunners. Vinge act as legal adviser to the Company and Baker McKenzie act as legal adviser to the Banks.

For further information, please contact:

Renée Aguiar-Lucander, CEO at Calliditas

E-mail: renee.lucander@calliditas.com

Marie Galay, Corporate Communications and IR

Tel.: +44 7955 129 845, e-mail: marie.galay@calliditas.com

The information in the press release is inside information that Calliditas is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact persons above, on August 12, 2021 at 17:57 (CEST).

About Calliditas

Calliditas Therapeutics is a biopharma company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ lead product candidate, Nefecon, is a proprietary, novel oral formulation of budesonide, an established, highly potent local immunosuppressant, for the treatment of adults with the autoimmune renal disease primary IgA nephropathy (IgAN), for which there is a high unmet medical need and there are no approved treatments. Calliditas has recently read out topline data from Part A of its global Phase 3 study in IgAN and, if approved, aims to commercialize Nefecon in the United States. Calliditas is also planning to start clinical trials with NOX inhibitors in primary biliary cholangitis and head and neck cancer. Calliditas is listed on Nasdaq Stockholm (ticker: CALTX) and the Nasdaq Global Select Market (ticker: CALT).

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL OR WOULD REQUIRE REGISTRATION OR ANY OTHER MEASURES.

Important information

The release, announcement or distribution of this press release may, in certain jurisdictions, be subject to restrictions. The recipients of this press release in jurisdictions where this press release has been published or distributed shall inform themselves of and follow such restrictions. The recipient of this press release is responsible for using this press release, and the information contained herein, in accordance with applicable rules in each jurisdiction. This press release does not constitute an offer, or a solicitation of any offer, to buy or subscribe for any securities in Calliditas in any jurisdiction, neither from Calliditas nor from someone else.

This announcement does not identify or suggest, or purport to identify or suggest, the risks (direct or indirect) that may be associated with an investment in the new shares. Any investment decision in connection with the Directed Share Issue must be made on the basis of all publicly available information relating to the Company and the Company’s shares. Such information has not been independently verified by the Joint Bookrunners. The information contained in this announcement is for background purposes only and does not purport to be full or complete. No reliance may be placed for any purpose on the information contained in this announcement or its accuracy or completeness. The Joint Bookrunners are acting for the Company in connection with the transaction and no one else and will not be responsible to anyone other than the Company for providing the protections afforded to its clients nor for giving advice in relation to the transaction or any other matter referred to herein.

This announcement does not constitute a recommendation concerning any investor’s option with respect to the Directed Share Issue. Each investor or prospective investor should conduct his, her or its own investigation, analysis and evaluation of the business and data described in this announcement and publicly available information. The price and value of securities can go down as well as up. Past performance is not a guide to future performance.

This press release does not constitute or form part of an offer or solicitation to purchase or subscribe for securities in the United States. The securities referred to herein may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold within the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. There is no intention to register any securities referred to herein in the United States or to make a public offering of the securities in the United States. The information in this press release may not be announced, published, copied, reproduced or distributed, directly or indirectly, in whole or in part, within or into Australia, Hong Kong, Japan, Canada, New Zeeland, Singapore, South Africa, the United States or in any other jurisdiction where such announcement, publication or distribution of the information would not comply with applicable laws and regulations or where such actions are subject to legal restrictions or would require additional registration or other measures than what is required under Swedish law. Actions taken in violation of this instruction may constitute a crime against applicable securities laws and regulations.

This press release is not a prospectus for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (the “Prospectus Regulation”) and has not been approved by any regulatory authority in any jurisdiction. Calliditas has not authorized any offer to the public of shares or rights in any member state of the EEA and no prospectus for an offering has been or will be prepared in connection with the Directed Share Issue. In any EEA Member State, this communication is only addressed to and is only directed at qualified investors in that Member State within the meaning of the Prospectus Regulation.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL OR WOULD REQUIRE REGISTRATION OR ANY OTHER MEASURES.

In the United Kingdom, this document and any other materials in relation to the securities described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this document relates is available only to, and will be engaged in only with, “qualified investors” who are (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order; or (iii) any other person to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). In the United Kingdom, any investment or investment activity to which this communication relates is available only to, and will be engaged in only with, relevant persons. Persons who are not relevant persons should not take any action on the basis of this press release and should not act or rely on it.

Forward-looking statements

This press release contains forward-looking statements that reflect the Company’s intentions, beliefs, or current expectations about and targets for the Company’s future results of operations, financial condition, liquidity, performance, prospects, anticipated growth, strategies and opportunities and the markets in which the Company operates. Forward-looking statements are statements that are not historical facts and may be identified by words such as “believe”, “expect”, “anticipate”, “intend”, “may”, “plan”, “estimate”, “will”, “should”, “could”, “aim” or “might”, or, in each case, their negative, or similar expressions. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurances that they will materialize or prove to be correct. Because these statements are based on assumptions or estimates and are subject to risks and uncertainties, the actual results or outcome could differ materially from those set out in the forward-looking statements as a result of many factors. Such risks, uncertainties, contingencies and other important factors could cause actual events to differ materially from the expectations expressed or implied in this release by such forward-looking statements. The Company does not guarantee that the assumptions underlying the forward-looking statements in this press release are free from errors and readers of this press release should not place undue reliance on the forward-looking statements in this press release. The information, opinions and forward-looking statements that are expressly or implicitly contained herein speak only as of its date and are subject to change without notice. Neither the Company nor anyone else undertake to review, update, confirm or to release publicly any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release, unless it is not required by law or Nasdaq Stockholm's rule book for issuers.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL OR WOULD REQUIRE REGISTRATION OR ANY OTHER MEASURES.

Information to distributors

Solely for the purposes of the product governance requirements contained within: (a) EU Directive 2014/65/EU on markets in financial instruments, as amended (“MiFID II”); (b) Articles 9 and 10 of Commission Delegated Directive (EU) 2017/593 supplementing MiFID II; and (c) local implementing measures (together, the “MiFID II Product Governance Requirements”), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any “manufacturer” (for the purposes of the MiFID II Product Governance Requirements) may otherwise have with respect thereto, the shares in Calliditas have been subject to a product approval process, which has determined that such shares are: (i) compatible with an end target market of retail investors and investors who meet the criteria of professional clients and eligible counterparties, each as defined in MiFID II; and (ii) eligible for distribution through all distribution channels as are permitted by MiFID II (the “Target Market Assessment”). Notwithstanding the Target Market Assessment, Distributors should note that: the price of the shares in Calliditas may decline and investors could lose all or part of their investment; the shares in Calliditas offer no guaranteed income and no capital protection; and an investment in the shares in Calliditas is compatible only with investors who do not need a guaranteed income or capital protection, who (either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom. The Target Market Assessment is without prejudice to the requirements of any contractual, legal or regulatory selling restrictions in relation to the Directed Share Issue. Furthermore, it is noted that, notwithstanding the Target Market Assessment, the Joint Bookrunners will only procure investors who meet the criteria of professional clients and eligible counterparties.

For the avoidance of doubt, the Target Market Assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of MiFID II; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the shares in Calliditas.

Each distributor is responsible for undertaking its own target market assessment in respect of the shares in Calliditas and determining appropriate distribution channels.